UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month periods ended March 31, 2022 and 2023.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month periods ended March 31, 2022 and 2023

GEOPARK LIMITED

MARCH 31, 2023

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

MARCH 31, 2023

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month
		period ended	period ended
		March 31, 2023	March 31, 2022
Amounts in US$ '000	Note	(Unaudited)	(Unaudited)
REVENUE	3	182,451	249,151
Commodity risk management contracts	4	—	(78,153)
Production and operating costs	5	(52,496)	(80,603)
Geological and geophysical expenses	6	(2,517)	(2,744)
Administrative expenses	7	(9,361)	(9,946)
Selling expenses	8	(2,353)	(1,995)
Depreciation		(27,203)	(21,580)
Write-off of unsuccessful exploration efforts	10	(10,580)	—
Other (expenses) income		(1,356)	4,512
OPERATING PROFIT		76,585	58,642
Financial expenses	9	(10,920)	(15,452)
Financial income	9	1,092	312
Foreign exchange loss	9	(3,392)	(6,633)
PROFIT BEFORE INCOME TAX		63,365	36,869
Income tax expense		(37,108)	(5,865)
PROFIT FOR THE PERIOD		26,257	31,004
Earnings per share (in US$). Basic		0.45	0.52
Earnings per share (in US$). Diluted		0.45	0.51

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2023

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month
	period ended	period ended
	March 31, 2023	March 31, 2022
Amounts in US$ '000	(Unaudited)	(Unaudited)
Profit for the period	26,257	31,004
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	601	3,987
Profit (Loss) on cash flow hedges	1,142	(3,551)
Income tax (expense) benefit relating to cash flow hedges	(571)	1,243
Other comprehensive profit for the period	1,172	1,679
Total comprehensive profit for the period	27,429	32,683

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2023

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At March 31, 2023	Year ended
Amounts in US$ '000		(Unaudited)	December 31, 2022
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	673,031	666,879
Right-of-use assets		36,834	37,011
Prepayments and other receivables		127	121
Other financial assets		13,300	12,877
Deferred income tax asset		18,365	18,943
TOTAL NON CURRENT ASSETS		741,657	735,831
CURRENT ASSETS
Inventories		18,781	14,434
Trade receivables		56,672	71,794
Prepayments and other receivables		19,767	22,106
Derivative financial instrument assets	15	2,994	967
Cash and cash equivalents		145,373	128,843
TOTAL CURRENT ASSETS		243,587	238,144
TOTAL ASSETS		985,244	973,975
EQUITY
Equity attributable to owners of the Company
Share capital	11	58	58
Share premium		133,844	134,798
Reserves		55,543	61,876
Accumulated losses		(60,021)	(81,147)
TOTAL EQUITY		129,424	115,585
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	485,933	485,114
Lease liabilities		23,069	22,051
Provisions and other long-term liabilities	13	54,883	51,947
Deferred income tax liability		77,336	70,123
TOTAL NON CURRENT LIABILITIES		641,221	629,235
CURRENT LIABILITIES
Borrowings	12	5,653	12,528
Lease liabilities		10,186	10,000
Derivative financial instrument liabilities	15	—	19
Current income tax liability		85,079	65,002
Trade and other payables	14	113,681	141,606
TOTAL CURRENT LIABILITIES		214,599	229,155
TOTAL LIABILITIES		855,820	858,390
TOTAL EQUITY AND LIABILITIES		985,244	973,975

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

MARCH 31, 2023

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Share	Other	Translation	Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses	Total
Equity at January 1, 2022	60	169,220	97,261	(13,707)	(314,779)	(61,945)
Comprehensive income:
Profit for the three-month period	—	—	—	—	31,004	31,004
Other comprehensive (loss) profit for the period	—	—	(2,308)	3,987	—	1,679
Total comprehensive (loss) profit for the period ended March 31, 2022	—	—	(2,308)	3,987	31,004	32,683
Transactions with owners:
Share-based payment	—	125	—	—	901	1,026
Repurchase of shares	—	(3,123)	—	—	—	(3,123)
Cash distribution	—	—	(4,847)	—	—	(4,847)
Total transactions with owners for the period ended March 31, 2022	—	(2,998)	(4,847)	—	901	(6,944)
Balance at March 31, 2022 (Unaudited)	60	166,222	90,106	(9,720)	(282,874)	(36,206)

Balance at January 1, 2023	58	134,798	73,462	(11,586)	(81,147)	115,585
Comprehensive income:
Profit for the three-month period	—	—	—	—	26,257	26,257
Other comprehensive profit for the period	—	—	571	601	—	1,172
Total comprehensive profit for the period ended March 31, 2023	—	—	571	601	26,257	27,429
Transactions with owners:
Share-based payment	1	6,588	—	—	(5,131)	1,458
Repurchase of shares	(1)	(7,542)	—	—	—	(7,543)
Cash distribution	—	—	(7,505)	—	—	(7,505)
Total transactions with owners for the period ended March 31, 2023	—	(954)	(7,505)	—	(5,131)	(13,590)
Balance at March 31, 2023 (Unaudited)	58	133,844	66,528	(10,985)	(60,021)	129,424

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Three-month	Three-month
	period ended	period ended
	March 31, 2023	March 31, 2022
Amounts in US$ '000	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit for the period	26,257	31,004
Adjustments for:
Income tax expense	37,108	5,865
Depreciation	27,203	21,580
Loss on disposal of property, plant and equipment	—	7
Write-off of unsuccessful exploration efforts	10,580	—
Amortization of other long-term liabilities	(31)	(47)
Accrual of borrowing interests	7,694	10,335
Borrowings cancellation costs	—	819
Unwinding of long-term liabilities	1,544	1,225
Accrual of share-based payment	1,458	1,026
Foreign exchange loss	3,392	6,633
Unrealized loss on commodity risk management contracts	—	47,613
Income tax paid	(6,002)	(967)
Change in working capital	(17,280)	(35,355)
Cash flows from operating activities – net	91,923	89,738
Cash flows from investing activities
Purchase of property, plant and equipment	(44,959)	(39,407)
Proceeds from disposal of long-term assets	—	14,425
Cash flows used in investing activities – net	(44,959)	(24,982)
Cash flows from financing activities
Principal paid	—	(23,111)
Interest paid	(13,750)	(19,246)
Borrowings cancellation costs paid	—	(802)
Lease payments	(1,900)	(1,782)
Repurchase of shares	(7,543)	(3,123)
Cash distribution	(7,505)	(4,847)
Cash flows used in financing activities - net	(30,698)	(52,911)
Net increase in cash and cash equivalents	16,266	11,845
Cash and cash equivalents at January 1	128,843	100,604
Currency translation differences	264	1,690
Cash and cash equivalents at the end of the period	145,373	114,139
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	145,361	114,126
Cash in hand	12	13
Cash and cash equivalents	145,373	114,139

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil and Ecuador.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 3, 2023.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2022, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2022, that apply for the first time in 2023, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2022.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting the capital expenditures program which remains flexible, quickly adaptable and expandable as oil and gas prices increase. The Group also continues to add new oil hedges, increasing its price risk protection within the upcoming four quarters. GeoPark maintained a cash position of US$ 145,373,000 and has available US$ 87,900,000 in uncommitted credit lines as of March 31, 2023.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of March 31, 2023:

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2022.

During the three-month period ended March 31, 2023, the following change took place:

●	The merger process between GeoPark Colombia S.A.S., GeoPark Colombia E&P S.A. and Petrodorado South America S.A., with GeoPark Colombia S.A.S. being the surviving company, was approved by the relevant Colombian authorities and the merger became effective as of its registration in the Public Registry of the Chamber of Commerce of Bogota on January 27, 2023.

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Three-month period ended March 31, 2023:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	182,451	170,900	4,461	3,254	—	3,044	792
Sale of crude oil	175,114	170,717	1,241	112	—	3,044	—
Sale of purchased crude oil	792	—	—	—	—	—	792
Sale of gas	6,545	183	3,220	3,142	—	—	—
Production and operating costs	(52,496)	(47,389)	(2,101)	(985)	—	(1,342)	(679)
Royalties	(7,180)	(6,762)	(159)	(259)	—	—	—
Economic rights	(16,112)	(16,112)	—	—	—	—	—
Share-based payment	(25)	(25)	—	—	—	—	—
Operating costs	(29,179)	(24,490)	(1,942)	(726)	—	(1,342)	(679)
Depreciation	(27,203)	(22,527)	(2,784)	(551)	(6)	(1,334)	(1)
Adjusted EBITDA	114,923	113,537	1,474	1,572	(653)	958	(1,965)

Three-month period ended March 31, 2022:

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
Revenue	249,151	234,493	6,721	5,975	1,962	—	—
Sale of crude oil	238,996	233,974	3,124	234	1,664	—	—
Sale of gas	10,155	519	3,597	5,741	298	—	—
Production and operating costs	(80,603)	(73,364)	(3,958)	(1,702)	(1,579)	—	—
Royalties	(14,792)	(13,774)	(264)	(481)	(273)	—	—
Economic rights	(43,248)	(43,248)	—	—	—	—	—
Share-based payment	(118)	(104)	(15)	—	1	—	—
Operating costs	(22,445)	(16,238)	(3,679)	(1,221)	(1,307)	—	—
Depreciation	(21,580)	(17,403)	(3,312)	(754)	(101)	(9)	(1)
Adjusted EBITDA	122,567	121,776	2,123	3,594	(1,701)	(451)	(2,774)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Ecuador	Corporate
March 31, 2023	985,244	840,958	61,205	31,811	1,187	36,232	13,851
December 31, 2022	973,975	797,390	63,379	34,329	1,296	35,690	41,891

Note 2 (Continued)

Segment Information (Continued)

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-month	Three-month
	period ended	period ended
	March 31, 2023	March 31, 2022
Adjusted EBITDA	114,923	122,567
Unrealized loss on commodity risk management contracts	—	(47,613)
Depreciation (a)	(27,203)	(21,580)
Write-off of unsuccessful exploration efforts	(10,580)	—
Share-based payment	(1,458)	(1,026)
Lease accounting - IFRS 16	1,900	1,782
Others (b)	(997)	4,512
Operating profit	76,585	58,642
Financial expenses	(10,920)	(15,452)
Financial income	1,092	312
Foreign exchange loss	(3,392)	(6,633)
Profit before tax	63,365	36,869

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation for the three-month period ended March 31, 2023, includes US$ 486,000 (US$ 539,000 in 2022) generated by assets not related to production activities.
(b)	Includes allocation to capitalized projects. In 2022, it also includes the gain from the sale of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina.

Note 3

Revenue

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2023	March 31, 2022
Sale of crude oil	175,114	238,996
Sale of purchased crude oil	792	—
Sale of gas	6,545	10,155
	182,451	249,151

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods through December 31, 2022, are accounted for as non-hedge derivatives and therefore all changes in the fair values of these derivative contracts are recognized immediately as gains or losses in the results of the periods in which they occur.

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards, are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

The following table summarizes the Group’s production hedged during the three-month period ended March 31, 2023, and for the following periods as a consequence of the derivative contracts in force as of March 31, 2023:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	9,500	66.05 Put 112.59 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	10,000	69.25 Put 110.56 Call
July 1, 2023 - September 30, 2023	ICE BRENT	Zero Premium Collars	5,000	70.00 Put 98.68 Call
October 1, 2023 - December 31, 2023	ICE BRENT	Zero Premium Collars	2,500	70.00 Put 90.70 Call

The table below summarizes the loss on the commodity risk management contracts:

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2023	March 31, 2022
Realized loss on commodity risk management contracts	—	(30,540)
Unrealized loss on commodity risk management contracts	—	(47,613)
Total	—	(78,153)

Note 5

Production and operating costs

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2023	March 31, 2022
Staff costs	3,111	3,497
Share-based payment	25	118
Royalties	7,180	14,792
Economic rights	16,112	43,248
Well and facilities maintenance	5,373	4,787
Operation and maintenance	1,632	1,785
Consumables	7,645	5,313
Equipment rental	1,215	2,387
Transportation costs	1,542	981
Field camp	1,205	995
Safety and insurance costs	727	1,088
Personnel transportation	760	601
Consultant fees	486	322
Gas plant costs	549	682
Non-operated blocks costs	4,501	1,262
Crude oil stock variation	(1,159)	(2,332)
Purchased crude oil	679	—
Other costs	913	1,077
	52,496	80,603

Note 6

Geological and geophysical expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2023	March 31, 2022
Staff costs	1,987	1,972
Share-based payment	80	(137)
Communication and IT costs	477	662
Consultant fees	203	102
Allocation to capitalized project	(359)	—
Other services	129	145
	2,517	2,744

Note 7

Administrative expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2023	March 31, 2022
Staff costs	5,696	6,076
Share-based payment	1,353	1,045
Consultant fees	1,955	1,657
Safety and insurance costs	1,124	930
Travel expenses	491	173
Non-operated blocks expenses	326	213
Director fees and allowance	200	693
Communication and IT costs	567	701
Allocation to joint operations	(3,142)	(2,269)
Other administrative expenses	791	727
	9,361	9,946

Note 8

Selling expenses

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2023	March 31, 2022
Transportation	1,435	1,378
Selling taxes and other	918	617
	2,353	1,995

Note 9

Financial results

	Three-month	Three-month
	period ended	period ended
Amounts in US$ '000	March 31, 2023	March 31, 2022
Financial expenses
Bank charges and other financial costs	(1,682)	(3,037)
Borrowings cancellation costs	—	(819)
Interest and amortization of debt issue costs	(7,694)	(10,371)
Unwinding of long-term liabilities	(1,544)	(1,225)
	(10,920)	(15,452)
Financial income
Interest received	1,092	312
	1,092	312
Foreign exchange gains and losses
Foreign exchange loss	(4,277)	(6,633)
Unrealized result on currency risk management contracts	885	—
	(3,392)	(6,633)
Total financial results	(13,220)	(21,773)

Note 10

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2022	957,932		18,421	201,177	11,662	27,204	100,470		1,316,866
Additions	(2,647)	(a)	186	—	5	29,761	9,455		36,760
Transfers	30,058		14	1,547	—	(25,017)	(6,602)		—
Currency translation differences	7,472		98	593	17	45	48		8,273
Disposals	—		(7)	(26)	—	—	—		(33)
Cost at March 31, 2022	992,815		18,712	203,291	11,684	31,993	103,371		1,361,866

Cost at January 1, 2023	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions	1,340	(a)	225	12	3	25,434	15,466		42,480
Transfers	24,034		—	2,943	5	(24,361)	(2,621)		—
Currency translation differences	1,208		16	96	3	7	8		1,338
Disposals	—		(44)	—	—	—	—		(44)
Write-offs	—		—	—	—	—	(10,580)	(b)	(10,580)
Cost at March 31, 2023	1,105,839		19,290	225,778	11,038	17,560	115,314		1,494,819

Depreciation and write-down at January 1, 2022	(563,157)		(16,377)	(116,617)	(6,668)	—	—		(702,819)
Depreciation	(16,384)		(367)	(2,914)	(172)	—	—		(19,837)
Currency translation differences	(6,334)		(85)	(593)	(17)	—	—		(7,029)
Disposals	—		6	20	—	—	—		26
Depreciation and write-down at March 31, 2022	(585,875)		(16,823)	(120,104)	(6,857)	—	—		(729,659)

Depreciation and write-down at January 1, 2023	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(22,175)		(339)	(3,251)	(147)	—	—		(25,912)
Currency translation differences	(1,061)		(14)	(96)	(3)	—	—		(1,174)
Disposals	—		44	—	—	—	—		44
Depreciation and write-down at March 31, 2023	(665,516)		(17,108)	(132,420)	(6,744)	—	—		(821,788)

Carrying amount at March 31, 2022	406,940		1,889	83,187	4,827	31,993	103,371		632,207
Carrying amount at March 31, 2023	440,323		2,182	93,358	4,294	17,560	115,314		673,031

(a)	Corresponds to the effect of the change in the estimate of assets retirement obligations.
(b)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 87 Block (Colombia) and other exploration costs incurred in the Llanos 94 Block (Colombia) for which no additional work was performed.

Note 11

Equity

Share capital

	At	Year ended
Issued share capital	March 31, 2023	December 31, 2022
Common stock (US$ '000)	58	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,596,400	57,621,998
Total common shares in issue	57,596,400	57,621,998

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 8, 2023, the Company’s Board of Directors declared a cash dividend of US$ 0.13 per share which was paid on March 31, 2023.

Buyback program

On November 9, 2022, the Company’s Board of Directors approved the renewal of the program to repurchase up to 10% of its shares outstanding or approximately 5,854,285 shares until December 31, 2023. During the three-month period ended March 31, 2023, the Company purchased 642,048 common shares for a total amount of US$ 7,543,000. These transactions have no impact on the Group’s results.

Other reserves

Beginning in 2022, GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023 onwards, are designated and qualify as cash flow hedges and therefore the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

Note 12

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2023	December 31, 2022
2027 Notes	491,586	497,642
	491,586	497,642

Classified as follows:

Current	5,653	12,528
Non-Current	485,933	485,114

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2023	December 31, 2022
Assets retirement obligation	42,708	40,903
Deferred income	756	757
Other	11,419	10,287
	54,883	51,947

Note 14

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	March 31, 2023	December 31, 2022
Trade payables	88,496	102,125
To be paid to co-venturers	2,524	2,815
Customer advance payments	350	481
Staff costs to be paid	10,420	9,306
Royalties to be paid	3,142	9,403
V.A.T.	2,184	8,513
Taxes and other debts to be paid	6,565	8,963
	113,681	141,606

Classified as follows:

Current	113,681	141,606
Non-Current	—	—

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at March 31, 2023, and December 31, 2022, on a recurring basis:

			As of
Amounts in US$ '000	Level 1	Level 2	March 31, 2023
Assets
Cash and cash equivalents
Money market funds	5,285	—	5,285
Derivative financial instrument assets
Commodity risk management contracts	—	2,109	2,109
Currency risk management contracts	—	885	885
Total Assets	5,285	2,994	8,279

			As of
Amounts in US$ '000	Level 1	Level 2	December 31, 2022
Assets
Cash and cash equivalents
Money market funds	242	—	242
Derivative financial instrument assets
Commodity risk management contracts	—	967	967
Total Assets	242	967	1,209
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	19	19
Total Liabilities	—	19	19

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of March 31, 2023.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 85% of its carrying amount, including interests accrued as of March 31, 2023. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 16

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2022. The following updates have taken place during the three-month period ended March 31, 2023:

The Group incurred investments of US$ 9,934,000 to fulfil its commitments, at GeoPark’s working interest.

Colombia

The Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s request to extend the exploratory phase in the Llanos 87 Block until May 14, 2023. As of the date of these interim condensed consolidated financial statements, the investments needed to fullfil the commitments in the block have already been incurred and the ANH approval is pending.

Brazil

The Brazilian National Petroleum, Natural Gas and Biofuels Agency (“ANP”) approved GeoPark’s request to extend the exploratory phase in the POT-T-785 until April 29, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
Name: Verónica Dávila
Title: Chief Financial Officer

Date: May 3, 2023